Contact

www.linkedin.com/in/erisahanson (LinkedIn)

Top Skills

Program Management
Problem Solving
Strategy

Languages

English (Native or Bilingual)
French (Elementary)

Certifications

AWS Advancing Women in Technology- Product Management
Agile Project Management

Honors-Awards

Gilman Scholar
Cum Laude Graduate- Boise State University-2016
International Learning Scholarship

Eris Hanson-Cooper

Founder, CEO @GenWell | Ironman | Croissant baker | Johns Hopkins Medicine Ward Infinity Fellow tackling the crisis of online health misinformation

Washington, District of Columbia, United States

Summary

Founder by day… and also by night. Occasionally an Ironman. Sometimes a croissant baker.

I'm the founder of GenWell, a company rethinking how women actually search, discover, trust, and buy health in the modern internet era.

Today, most health decisions don't start in exam rooms — they start on feeds. Women search TikTok, Reddit, and Instagram before they ever talk to a doctor. But those platforms were never built for credibility, outcomes, or trust — and it shows up in our health outcomes.

GenWell is building the bridge:
the engagement of TikTok with the credibility of Mayo Clinic.

We're creating a social-native health platform where licensed experts are the default, not the exception — and pairing it with a health-focused commerce layer that connects high-intent users to trusted products, services, and care pathways.

My background spans digital health, employer benefits, health insurance, marketplaces, and consumer platforms. I operate at the intersection of engagement, trust, and monetization, with a product-first mindset and a bias toward building platforms, not features.

If you're interested in the future of health, social commerce, AI in health, or creator-led marketplaces, let's connect.

Experience

Ward Infinity

Startup Fellow
August 2025 - Present (6 months)

GenWell is backed and supported by the Ward Infinity accelerator, hosted by Johns Hopkins Medicine & Sibley Hospital.

GenWell, Inc
Founder, CEO
June 2025 - Present (8 months)
Washington, District of Columbia, United States

The engagement of TikTok meets the credibility of Mayo Clinic, GenWell is building the women's health & social commerce experience for the social media generation.

The Old Girls Club
Member
March 2025 - Present (11 months)

U.S. Department of State
Gilman Ambassador (Pro Bono)
August 2017 - Present (8 years 6 months)
Washington, District Of Columbia

As a Gilman Alumni Ambassador I aim to promote the ever growing International learning Opportunities provided by the U.S. State Department Bureau of Educational and Cultural Affiars (ECA). I serve in a promotional and mentoring capacity, attending country-wide conferences, mentoring prospective scholars, and crafting ECA blog articles to share information about international learning with students of financial need. The importance of International education and global competencies are of the utmost importance in our ever changing world, and the Gilman Scholarship provides students of all backgrounds the opportunity to receive an international education experience. My contributions include:

Engaging with institutions of higher education, scholarly associations, and other stakeholders to promote and represent the Gilman Scholarship through conferences, webinars, and lobbying events.

Collaborating with IIE Gilman Alumni Directors to further the post-scholarship impact by hosting Career Readiness events, creating promotional career videos, mentoring entry level scholars, and forming recruiting partnerships between Gilman and DC private sector corporations.

Representing ECA and Gilman at State Department events including Diplomacy Center simulations and participating in the 2017 International Education Week promotional video.

Contributing to written content on the Gilman Global Experience Blog.

Carrot Fertility
2 years

Lead Product Manager
2024 - 2025 (1 year)
Washington DC-Baltimore Area

Senior Product Manager
2023 - 2024 (1 year)
Washington, District of Columbia, United States

Zaya Care
Founding Sr. Product Manager
2022 - 2023 (1 year)
Washington, District of Columbia, United States

Zaya's Founding Sr. Product Manager at the Seed stage, focused on bringing a holistic maternity care model to moms everywhere covered by insurance.

Optum
Product Manager
2021 - 2022 (1 year)

Rally Health
2 years 2 months

Associate Product Manager
July 2021 - September 2021 (3 months)
Documentation of PRD sets for both our MVP launch and the product's future scope to lead development efforts, feature prioritization, and the long term product roadmap.

Collaboration with my team's Sr. Engineering Manager and Project Manager to lead a team of 9 developers in the build of the MVP product feature set that includes authentication, user onboarding, payment processing, subscription service model, back end billing service, API vendor connections, and membership management.

Act as onshore PM resource in partnership with off-shore PM and engineering team to drive Rally internal tooling and testing.

Developed KPIs to drive understanding of feature/overall platform usage and consumer purchasing decisions utilizing Adobe Analytics.

Client Implementation Manager
March 2021 - July 2021 (5 months)
Washington, District of Columbia, United States

-People Manager of bi-yearly Implementation Interns. Onboarding, training, management, and mentorship to help career path interns into healthcare technology.
-Onboard new and renewal clients onto UHC, Optum, and Rally lines of customizable platforms and products
- Gather client and user experience feedback to drive product enhancements in partnership with Product Owners
-Expertise in deciphering needs of non-technical client needs into product enhancement proposals.
-Implementation, deployment, and defect resolution of technology products.
-Implementation tooling subject matter expertise.

Sr. Associate Client Implementation Manager
August 2019 - March 2021 (1 year 8 months)
Washington, District Of Columbia

Product Manager
2021 - 2021 (less than a year)

As a Product Manager at Optum Digital, I co-manage a team that has successfully conceptualized, collected user requirements, scoped, developed, tested, and prepped for the launch for two wellness subscription platforms. Both subscription platforms include an all-access gym network, food delivery membership, online social events, and cognitive health benefits. A first of its kind Product for UHG, the commercial subscription service is built into both the complex ecosystem of medical eligibility authentication for existing UHG/UHC/Optum clients while also being the first stand alone product to be sold to independent commercial spaces not affiliated with UHC/Optum medical benefits.

-Successfully manage business, product, and SCRUM teams though feature conceptualization/design, scoping, development, end-to-end testing, for the MVP launch of two web/mobile Wellness platforms sold to commercial, government, and Medicare/Medicaid LOBs.

-Defined and aligned product roadmaps for the two platforms into one strategic 3-5 year roadmap, working with engineering leaders on scope and team capacity needs, business leaders on enterprise goals, and prioritized user experience feedback to shape product vision.

-Perform solution architecture to solve for complex technical requirements including payment processing, medical eligibility authentication, and internal + third-party API integrations.

-Launched commercial/government wellness subscription product MVP to 3 million new users with day one revenue reaching $350 million, outside of individual member subscriptions, in addition to an existing product refresh launching to 10 million users (new + existing) for the Medicaid/Medicare space.

-Delivered scope of 330 engineering months of work in 230 engineering months by solving problems with creative solutioning and prioritization of scoped requirements.

-Managed workflow with cross-functional teams to align product into the enterprise ecosystem.

EAB
2 years 9 months

Technical Implementation Business Analyst- Technology Consulting & Implementation
March 2018 - August 2019 (1 year 6 months)
Washington, District Of Columbia

- Transformed roadblocks into opportunities for student success through technology.

-Led the technical implementation, customization and data integration efforts of large-scale student success technology platforms for U.S. colleges and universities.

- Worked with prospective clients and current users to understand academic challenges of faculty and students

-Attended Product stand-ups to deliver feedback and consult on Product/Dev priorities including SCRUM ceremonies, Agile Standups, and sprint planning with product and engineering teams.

-Manage teams as the translating voice between university technical teams and EAB Data Engineers to extract SQL Scripted data from a diverse array of SIS systems including PeopleSoft, Banner, Jenzabar, and homegrown systems, ultimately transforming the data into the EAB Global Data Specification product guidelines.

Senior Associate- Business Developement and Marketing
February 2018 - May 2018 (4 months)
Washington, District Of Columbia

Worked with college and university leaders to understand their academic, operational, and student success challenges, and deliver solutions to support them through EAB's academic research forums and specialized cohorts.

Associate- Business Developement and Marketing
December 2016 - January 2018 (1 year 2 months)
Washington, District Of Columbia

The Advisory Board Company
Business Development Associate
December 2016 - July 2017 (8 months)
Washington D.C. Metro Area

Boise State University
Study Abroad Mentor
August 2016 - December 2016 (5 months)
Boise, Idaho Area

Advised students regarding academic exchange opportunities; coordinated education abroad marketing, information sessions, and orientations; developed and maintained exchange partner university relations and provider relations. Served as peer mentor for Gilman Scholarship applicants. Created the informational website "Living Lyon" for prospective business school students.

Texas Roadhouse
Waitress
January 2010 - December 2016 (7 years)
Boise, Idaho, United States

I consider this now to be the best introduction to time management, prioritization, an agile approach to thinking, patience, the importance of the consumer experience, and efficiency in process.

In conducting interviews now, I take resumes with service positions into high esteem as I know from experience that if you can gracefully work through the weekend rush, you can do anything.

Part time- high school through college graduation

Boise State University
Resident Assistant
August 2013 - May 2014 (10 months)
Boise, Idaho Area

As a RA I help build an inclusive community and living environment working
directly with students as a live-in student leader. I help plan and lead programs
within the residence halls focused on academic development, holistic living,
community engagement, and multi-cultural awareness.

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Education

Université catholique de Lyon
International Business & Management · (2015 - 2016)

Boise State University
Bachelor's Degree, Health Services/Allied Health/Health Sciences,
General · (2011 - 2016)